Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K/A

Amendment No. 1

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

FORWARD-LOOKING STATEMENTS

The information presented or incorporated by reference in this Current Report on Form 6-K contains both historical and prospective statements concerning Minera Andes Inc. and its operations.  Historical statements are based on events that have already happened; examples include the reported financial and operating results, descriptions of pending and completed transactions, and management and compensation matters.  Prospective statements, on the other hand, are based on events that are reasonably expected to happen in the future; examples include the timing of projected operations, the likely effect or resolution of known contingencies or other foreseeable events, and projected operating results. In this Current Report, Minera Andes Inc. is referred to as “Minera Andes”, “we”, “our”, and the “Corporation”.

Prospective statements (which are known as “forward-looking statements” under the Private Securities Litigation Reform Act of 1995) may or may not prove true with the passage of time because of future risks and uncertainties. Significant financial, operational, governmental and regulatory, and market risks are described in the Management’s Discussion and Analysis.

EXPLANATORY NOTE

This Form 6-K/A filing is being made to revise Exhibit 99.5, Letter to Shareholders that was included as Exhibit 99.5 to our Form 6-K filed on August 14, 2009. The changes relate only to grammatical changes within the letter.

Aside from the editing of these changes, this filing is unchanged from the original Form 6-K.

EXHIBIT INDEX

The following documents are filed as exhibits to and incorporated by reference in this report on Form 6-K/A:

Exhibit	Description
99.1	Interim Consolidated Financial Statements(1)
99.2	Management’s Discussion and Analysis(1)
99.3	Chief Executive Officer's Certification of Interim Filings(1)
99.4	Chief Financial Officer's Certification of Interim Filings(1)
99.5	Revised Letter to Shareholders

___________________

(1)

Previously filed as an exhibit to the Form 6-K filed on August 14, 2009 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Robert R. McEwen
Robert R. McEwen, President, Chief Executive Officer, and Executive Chairman

Dated:  August 18, 2009

Note:

All of the Exhibits listed above were filed with the original Form 6-K and Form 6-K/A and are available on the SEC’s EDGAR system at www.sec.gov.